FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 8, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Index to Material Change Reports

1.

Press Release dated January 8, 2004

2.

Material Change Report dated January 8, 2004

NEWS RELEASE

January 8, 2004

PAN AMERICAN SILVER FILES SHELF PROSPECTUS

TO PERMIT EXERCISE OF "CORNER BAY" WARRANTS BY U.S. HOLDERS

Vancouver, Canada - Pan American Silver Corp. (NASDAQ:  PAAS; TSE:  PAA) has filed a preliminary short form shelf prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario and a corresponding registration statement with the United States Securities and Exchange Commission.  The purpose of this filing and a subsequent prospectus supplement is to qualify the issuance of common shares to U.S. persons upon the exercise of 3.8 million warrants of the Company issued in February 2003 in connection with the Company's acquisition of Corner Bay Silver Inc.  These outstanding warrants have an exercise price of Cdn$12.00 and expire on February 20, 2008.  The Company does not intend to utilize these filings or any supplements thereto in connection with any share issuance other than upon the exercise of these warrants by U.S. holders.  These filings, when made final, will allow the Company to make offerings of up to Cdn$45,819,960 million of common shares upon the exercise of the above warrants during the next 25 months to potential purchasers in the filing provinces and the United States.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.  A copy of the prospectus may be obtained from the Company's Vice-President, Corporate Relations.

-end-

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 684-1175

www.panamericansilver.com

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

January 8, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on January 8, 2004 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company has filed a preliminary short form shelf prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario and a corresponding registration statement with the United States Securities and Exchange Commission.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company has filed a preliminary short form shelf prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario and a corresponding registration statement with the United States Securities and Exchange Commission.  The purpose of this filing and a subsequent prospectus supplement is to qualify the issuance of common shares to U.S. persons upon the exercise of 3.8 million warrants of the Company issued in February 2003 in connection with the Company’s acquisition of Corner Bay Silver Inc.  These outstanding warrants have an exercise price of Cdn$12.00 and expire on February 20, 2008.  The Company does not intend to utilize these filings or any supplements thereto in connection with any share issuance other than upon the exercise of these warrants by U.S. holders.  These filings, when made final, will allow the Company to make offerings of up to Cdn$45,819,960 million of common shares upon the exercise of the above warrants during the next 25 months to potential purchasers in the filing provinces and the United States.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 8th day of January, 2004.

“Signed” ___________________________
Brenda Radies Vice President, Corporate Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: January 9, 2004